Exhibit 99.2

FIRST AMENDMENT TO Registration Rights Agreement

This First Amendment (this “Amendment”) to the Registration Rights Agreement (as defined below) is made and entered into as of November 5, 2024, by and between BrainsWay Ltd., a company organized under the laws of Israel (the “Company”) and Valor BrainsWay Holdings, LLC (the “Investor”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Rights Agreement.

WHEREAS, the Company and the Investor entered into that certain Registration Rights Agreement, dated as of September 29, 2024 (the “Registration Rights Agreement”);

WHEREAS, pursuant to Section 3.1 of the Registration Rights Agreement, no amendment, alteration or modification of any of the provisions of the Registration Rights Agreement shall be binding unless made in writing and signed by each of the Company and the Investor; and

WHEREAS, the Company and the Investor desire to amend the terms and conditions of the Registration Rights Agreement to extend the Filing Date and the Effectiveness Date.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.                Amendments to Agreement. The Registration Rights Agreement is hereby amended as follows:

a.	The definition of “Filing Date” in Section 1.1(j) of the Registration Rights Agreement is deleted in its entirety and replaced with the following:

“(j)          “Filing Date” shall mean such date that is within three (3) business days from when the Company files with the Commission its Annual Report on Form 20-F for the fiscal year ended December 31, 2024.”

b.	Section 2.1(c) of the Registration Rights Agreement is deleted in its entirety and replaced with the following:

“(c)       The Company shall use commercially reasonable efforts to cause the Registration Statement filed by it to become effective as soon as reasonably practicable and in any event within fifty (50) calendar days following the Filing Date (the “Effectiveness Date”). By 4:00 p.m. (New York City time) on the business day following the Effectiveness Date, the Company shall notify the Investor of the effectiveness of the Registration Statement. The Company shall use its reasonable best efforts to cause such Registration Statement to remain effective under the Securities Act until the earlier of the date that (Y) all Registrable Securities covered by the Registration Statement have been sold or (Z) all Registrable Securities covered by the Registration Statement otherwise cease to be Registrable Securities pursuant to the definition of Registrable Securities (the “Effectiveness Period”).”

c.	Section 3.6 of the Registration Rights Agreement is supplemented and amended such that this Amendment and the Registration Rights Agreement, as amended hereby, constitute the entire agreement between the parties relating to the subject matter thereof and hereof, and all previous agreements or arrangements between the parties, written or oral, relating to the subject matter thereof and hereof are superseded.

2.	Effective Date. This Amendment shall be deemed effective on the date first set forth above.

3.	No Other Changes. Except as expressly provided in this Amendment, the Registration Rights Agreement shall remain in full force and effect upon its original terms. This Amendment and the Registration Rights Agreement constitute an integrated agreement with respect to the subject matter hereof and thereof. This Amendment may be amended, altered and modified, only in accordance with the terms of the Registration Rights Agreement.

4.	Governing Law; Jurisdiction; Venue.

a.	Notwithstanding the place where this Amendment may be executed by any of the parties hereto, the parties expressly agree that this Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

b.	Each of the Company and the Investor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, New York and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Amendment and the transactions contemplated herein, or for recognition or enforcement of any judgment, and each of the Company and the Investor irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court. Each of the Company and the Investor hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

c.	Each of the Company and the Investor irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Amendment and the transactions contemplated herein in any court referred to in Section 4(b) hereof. Each of the Company and the Investor hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

5.	Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts (including by facsimile or other electronic means), and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day, month and year first above written.

BRAINSWAY LTD.

By:	/s/ Ami Boehm
Name:	Ami Boehm
Title:	Chairman of the Board

VALOR BRAINSWAY HOLDINGS, LLC

By:	/s/ Jonathan Shulkin
Name:	Jonathan Shulkin
Title:	Authorized Signatory

[Signature Page to First Amendment to Registration Rights Agreement]